As filed with the Securities and Exchange Commission on October 30, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION

OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-15154

Allianz SE

(Exact name of registrant as specified in its charter)

Königinstrasse 28, 80802 Munich, Germany

Telephone: 011-49-89-3800-0

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares (without par value)

American Depositary Shares, each representing one-tenth of an Ordinary Share

US$ 2,000,000,000 8.375% Undated Subordinated Callable Bonds

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☒	Rule 12h-6(i) (for prior Form 15 filers)	☐

Part I

Item 1:	Exchange Act Reporting History

A.	Allianz SE (“Allianz”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on October 31, 2000.

B.	Allianz has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding rules of the Securities and Exchange Commission for the 12 months preceding the filing of this Form 15F. Allianz has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2:	Recent United States Market Activity

Allianz last sold securities in the United States in a registered offering under the Securities Act of 1933, as amended (“Securities Act”) in June 2008 when it sold US$ 2,000,000,000 of 8.375% Undated Subordinated Callable Bonds (the “Bonds”) (of which US$ 1,750,000,000 of Bonds were sold on June 10, 2008 and US$ 250,000,000 of Bonds were sold on June 13, 2008) under its automatic shelf registration statement on Form F-3 filed with the Securities and Exchange Commission on May 30, 2008. Allianz filed a post-effective amendment on October 30, 2009 withdrawing this automatic shelf registration statement, including all amendments and exhibits thereto, with respect to the unsold portion of securities registered thereon.

Item 3:	Foreign Listing and Primary Trading Market

A.	Allianz has maintained a listing of its ordinary shares on the Frankfurt Stock Exchange (the “FSE”), which includes the Xetra (Exchange Electronic Trading) trading system, as well as on the Berlin, Düsseldorf, Hamburg, Hannover, Munich and Stuttgart stock exchanges (collectively with the FSE, the “German Stock Exchanges”), all of which are located in the Federal Republic of Germany. The German Stock Exchanges constitute the primary trading market for Allianz’s ordinary shares.

B.	Allianz’s ordinary shares are listed on the Xetra trading system of FSE since November 28, 1997. Allianz has maintained a listing of its ordinary shares on the FSE and the other German Stock Exchanges for at least the 12 months preceding the filing of this Form 15F.

C.	The percentage of trading in Allianz’s ordinary shares that occurred on the German Stock Exchanges for the 12-month period ending September 30, 2009 was 93.7%.

Item 4:	Comparative Trading Volume Data

A.	The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act are October 1, 2008, and September 30, 2009.

B.	The average daily trading volume of Allianz’s ordinary shares and American Depositary Shares (“ADSs”) (when expressed in terms of the underlying ordinary shares) in the United States and on a worldwide basis for the period described in Item 4.A is set forth in the following table:

	United States	Worldwide
Traded as ADSs (ordinary share equivalent1)	120,548	120,548
Traded as ordinary shares[2]	1,818	3,955,215

Total	122,366	4,075,763

[1]	Each ADS represents one-tenth of an ordinary share
[2]	Including over-the-counter trades in the United States of ordinary shares

C.

The average daily trading volume of Allianz’s ordinary shares in the United States as a percentage of the average daily trading volume for the ordinary shares on a worldwide basis for the period described in Item 4.A was 3.00%.[1]

D.	Allianz’s ADSs were delisted from the New York Stock Exchange (the “NYSE”) following the close of trading on October 23, 2009. As of that date, the average daily trading volume of Allianz’s ordinary shares in the United States as a percentage of the average daily trading volume for the ordinary shares on a worldwide basis for the preceding 12-month period was 3.06%.

E.	Allianz has not terminated a sponsored American Depositary Receipts facility relating to its ordinary shares.

F.	Allianz used trading volume information with respect to trading on each of the German Stock Exchanges, the New York Stock Exchange, the SIX Suisse Exchange, Euronext Paris, Borsa Italiana and the London Stock Exchange from Bloomberg L.P. Information regarding over-the-counter trades in the United States was obtained from Bloomberg L.P.

Item 5:	Alternative Record Holder Information

Not applicable.

Item 6:	Debt Securities

The number of record holders of the US$ 2,000,000,000 8.375% Undated Subordinated Callable Bonds on a worldwide basis identified on the basis of the records of the Depository Trust Company (“DTC”) on September 30, 2009 was 118.

Item 7:	Notice Requirement

A.	Allianz published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on September 22, 2009.

B.	The notice was disseminated in the United States via wire services including Bloomberg and Reuters. In addition, Allianz submitted a copy of the notice to the Securities and Exchange Commission under cover of a Form 6-K on September 22, 2009.

Item 8:	Prior Form 15 Filers

Not applicable.

Part II

Item 9:	Rule 12g3-2(b) Exemption

Allianz will publish the information required under Rule 12g3-2(b)(1)(iii) on its Internet website at http://www.allianz.com.

[1]

This percentage does not include over-the-counter trades of Allianz ordinary shares outside the United States. If available information regarding over-the-counter trades of Allianz ordinary shares outside the United States were included in the denominator for purposes of this calculation, this percentage would decline to 1.35%.

Part III

Item 10:	Exhibits

None.

Item 11:	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Allianz SE has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Allianz SE certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

ALLIANZ SE

Date: October 30, 2009	By	/S/ DR. PAUL ACHLEITNER
	Name:	Dr. Paul Achleitner
	Title:	Member, Management Board

	By:	/S/ OLIVER BÄTE
	Name:	Oliver Bäte
	Title:	Member, Management Board

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